FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 21, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is June 21, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports an updates the district exploration potential for the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports an updated evaluation of the exploration potential at its 100% controlled Livengood Gold Project located near Fairbanks, Alaska. As part of a project review announced on May 15, 2012, a detailed geologic review of exploration results from 2009 to 2011 in the Livengood district was undertaken to identify the area’s potential for mineral resource expansion of the existing deposit as well as for new discoveries. Through the evaluation, five key target areas were highlighted with the potential to provide substantial resource growth over time and which would be the focus of the Issuer’s future drill programs.

The five key areas with the most significant potential to add to the mineral resources in the Livengood district are shown in Figure 1 and briefly described below:

Figure 1: Map of the Livengood Project area showing the locations of new discovery and potential resource expansion target areas. Drill holes with intersections having grade-thickness products greater than 2.5 g/t metres are shown in red. The “cumulative gram metre” number is a summation of all intercepts in a given drill hole that are above a cutoff grade of 0.25 g/t gold, and is not representative of a single intercept in such hole. The cumulative gram metre number is intended to reflect the relative degree of mineralization in one hole versus another.

Scraper Ridge Target

The presence of a combination of dikes, volcanic host rocks and a large gold in soil anomaly indicates potential for the discovery of mineral resources in the newly identified Scraper Ridge target. Similar high concentrations of mineralized dikes in favorable host rocks (volcanic rocks and sandstones) are associated with higher grade and more extensive mineralization in the Money Knob Deposit (existing resource) and the tenor of gold-anomalous soils are similar to those over the southern portion of the Money Knob Deposit. Mineralization has been confirmed in scout hole MK-10-97 which intersected 1.52 metres of 4.82 g/t gold in the most favorable host rocks (volcanics). Geologic projection indicates the thickness of the favorable volcanic rocks should increase to the west toward the main deposit, where the section averages nearly 30 metres. Gold in soil and other diagnostic geochemical pathfinders have outlined a large, coherent target area.

Money Knob Deposit Expansion Potential - In and Below Pit

Holes in the Money Knob deposit were generally terminated at 200 to 300 metres below surface not because of a lack of mineralization but due to limitations of the drilling technology used. To date, almost all of the drill holes in the Money Knob deposit have bottomed in gold mineralization and six deep holes extending below the proposed pit bottom (at the 300 metre depth) penetrated intervals with similar gold grades to the main deposit (see Figs. 1 and 2). Additional mineral resources may be defined below the current pit design by sequential drilling conducted as part of an ongoing mining operation.

Figure 2: Cross section 428925E of the Money Knob gold deposit looking west. Note the association of the strongest mineralization with the volcanic section (pink unit) and dikes (orange).

SW Zone

Drill holes to the west and southwest of the proposed Money Knob pit intersected gold mineralization in an area now identified as the SW Zone. Previously identified mineralized intercepts in the northern portion of the SW Zone (Fig. 1) include 15.24 metres at 3.69 g/t gold (MK-RC-0279) and 22.86 metres grading 0.86 g/t (MK-RC-0281). These intercepts are relatively shallow and indicate an opportunity for the delineation of resources that might extend early mining in the proposed pit towards the west. Deep, well-mineralized intersections in the southern part of the SW zone offer the possibility of extending the present mineral resource to the southwest later in the life of the proposed project.

Gertrude Basin Target

Geotechnical drilling in the Gertrude Basin area (Fig. 1) has intersected dike-related mineralization in some of the preferred Money Knob Deposit host rocks within a large gold in soil anomaly. The best intersections of gold mineralization discovered to date include 1.68 metres grading 5.72 g/t gold (MK-11-119), 9.77 metres at 0.83 g/t gold (MK-11-123), and 9.85 metres assaying 0.65 g/t (MK-11-160).

Moose Gulch/Luck Creek

In the Money Knob Deposit, the intersections of northwest trending structural corridors, which acted as conduits for diking and related mineralizing fluids, and favorable host rocks have formed the higher grade areas of the Money Knob Deposit. Prior drilling, mapping and surface geochemical sampling has identified an area five kilometres northeast of the Money Knob Deposit in the Moose Gulch/Lucky Creek area (Fig.1) where northwest trending faults (defined by geophysics), dikes and anomalous gold in soils coincide. Exploration and geotechnical drilling in the area (Fig. 1) to date has encountered gold mineralization, mostly in and immediately adjacent to dikes, including 3.56 metres at 2.0 g/t gold in MK-11-170 and 6.07 metres grading 0.67 g/t in MK-10-73A. A potential new discovery in this largely unexplored area of the district would have strong synergies with the proposed operation to the west.

Drill results referenced in this news release have been reported in further detail in the Issuer’s prior news releases dated November 12, 2009, November 7, 2011, and March 6, 2012.

2012 Condemnation/Exploration Program

While the Issuer has recently postponed its district-wide exploration drilling program, a total of 18 condemnation/exploration holes and additional geotechnical holes are still being completed in the Gertrude Basin target area. Although the primary purpose of the condemnation program is to define site facility locations, it also has the potential to outline additional resources immediately east of the currently proposed mining operation. Results from the program will be announced in the coming months.

Qualified Person

Chris Puchner (CPG 07048), a Qualified Person as defined by National Instrument 43-101, has supervised the preparation of the technical information that forms the basis for this material change report and has approved the disclosure herein. Mr. Puchner is not independent of the Issuer, as he is the Chief Geologist of the Issuer and holds shares and incentive stock options.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Issuer’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Issuer’s business strategies, and the Issuer’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located at the Livengood property, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Donald C. Ewigleben, Chairman
Business Telephone No.: 720-881-7646

Item 9.	Date of Report

June 26, 2012